
SEC MAIL
RECEIVED
PROCESSING
FEB 2 5 2005
WASH. D.C.
213
SECTION



EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Auditors.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We have audited the accompanying financial statements of the John Deere Savings and Investment Plan (the "Plan") as of October 31, 2004 and 2003 and for the year ended October 31, 2004 listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended October 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2005

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
OCTOBER 31, 2004 AND 2003 (IN THOUSANDS)

ASSETS:	2004	2003
PARTICIPANT-DIRECTED INVESTMENTS:		
Blended Interest Fund	$ 557,263	$ 562,296
Deere & Company Common Stock Fund	219,812	200,695
Fidelity Intermediate Bond Commingled Pool	34,042	
Mutual Funds	1,165,427	1,088,519
Fidelity BrokerageLink Accounts	56,169	45,281
Loans to participants	20,261	18,722
Total investments	2,052,974	1,915,513
TOTAL ASSETS	2,052,974	1,915,513
LIABILITIES - Due to brokers	1,870	730
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,051,104	$ 1,914,783

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2004 (IN THOUSANDS)

	2004
ADDITIONS:	
INTEREST AND DIVIDEND INCOME	$ 47,133
NET APPRECIATION IN FAIR VALUE OF INVESTMENTS	58,889
CONTRIBUTIONS:	
Participant	88,150
Employer	36,527
Net transfers from affiliate plans	565
Total contributions	125,242
TOTAL ADDITIONS	231,264
DEDUCTIONS - Benefits paid to participants	94,943
INCREASE IN NET ASSETS	136,321
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	1,914,783
End of year	$ 2,051,104

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established July 1, 1984 by Deere & Company (the "Company") for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular savings and to assist them through matching contributions from the Company's profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are paid by the Company. The Company is the Administrator of the Plan. Fidelity Management Trust Company ("Fidelity"), Boston, Massachusetts, is the Plan Trustee, Investment Manager and Recordkeeper.

Eligibility – Employees are eligible to participate in the Plan if they are salaried or certain non-bargained hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from 1 percent to 50 percent of compensation, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. In addition, for the Contemporary Option as defined below, in years in which there exists consolidated pre-bonus, pretax income of the Company, a profit sharing contribution may be payable to a participant. In such event, the payment is considered Plan eligible earnings and any deferral election in place at the time of payment will be applied to the payment, within the IRC limits.

The Company provides matching contributions to the Plan on up to a maximum of six percent of the employee's earnings. The percentage is determined in accordance with the Plan agreement, based on the profitability of the Company during the preceding fiscal year ended October 31.

Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in the funds as specified by participants. Monies may be held and invested by Fidelity in short-term investment funds until designated investments have been purchased.

The salary deferrals and Company contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC.

Effective January 1, 1997, the Plan was modified to incorporate changes which occurred with the introduction of a new defined benefit pension plan for salaried employees. The modification created a Traditional Option and a Contemporary Option. Participants were required to make a one-time, irrevocable election of one of these options. Generally, employees hired on or after November 1, 1996, are permitted to participate in only the Contemporary Option.

Traditional Option – Under this option, participant and employer contributions are calculated as previously described and participants are fully vested in their account balance at all times.

Contemporary Option – Participants who elected the Contemporary Option receive a higher matching contribution from the Company than participants in the Traditional Option. In the Contemporary Option, the employer match is three times greater for the first two percent than the next four percent. For participants with less than three years of service, the matching contributions to the Contemporary Option do not vest until the participant has completed their third year of service. Matching contributions are determined by each division of the Company based upon divisional performance as well as corporate performance measures and goals.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated net earnings. Except for participants in the Contemporary Option with less than three years of service, the participant also is immediately vested in the matching contributions from the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2004 and 2003, forfeited nonvested accounts totaled $2,869,198 and $3,462,561, respectively. These accounts will be used to reduce future employer contributions. During the year ended October 31, 2004, employer contributions were reduced by $1 million from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds which include the following:

- Blended Interest Fund
- Fidelity Intermediate Bond Commingled Pool
- Deere & Company Common Stock Fund
- Any of twenty-three Fidelity Mutual Funds

In addition, participants have access to BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 2,000 mutual funds from approximately 200 fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends paid on their vested shares of Company common stock in the Deere & Company Stock Fund.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed 54 months. The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment is intended to be made via payroll deductions for actively employed participants. A participant with an outstanding loan at the time of layoff, unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception will result in the outstanding loan balance becoming a taxable distribution to the participant. Further, if an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer this distribution up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value, except for the Blended Interest Fund as noted below.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis. The number of units and related net asset value per unit as of October 31, 2004 and 2003 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2004	5,040,398	$ 43.61
October 31, 2003	4,541,627	44.19

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The blended interest fund invests in variable rate bank and investment funds that reset rates quarterly and synthetic contracts to guarantee such rates. The fund is fully benefit responsive to the participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The blended interest fund is stated in the financial statements at contract value to reflect the value to the participant. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. There are no reserves for credit risk of the issuers or otherwise. The fair value of the blended interest fund, in thousands, was $567,755 and $579,927 at October 31, 2004 and 2003, respectively. The crediting interest rate was 4.12 percent and 4.62 percent at October 31, 2004 and 2003, respectively. The average yield for the year ended October 31, 2004 was 4.46 percent.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance.

Net Transfers From Affiliate Plans – Represents net assets transferred into the Plan during 2004 from employees of Sunbelt Outdoor Products, Inc. and the John Deere Tax Deferred Savings Plan for Wage Employees.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2004 and 2003.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement and no amounts for administrative expenses are recorded in the financial statements.

3. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of October 31, 2004 and 2003 are as follows (in thousands):

Description of Investment	2004	2004 Percent of Net Assets	2003	2003 Percent of Net Assets
Blended Interest Fund:				
AIG Financial Products Co., 4.29%	$ 139,180	7 %		
Morgan Guaranty ACT Fund, 4.29% and 4.82%, respectively	139,192	7	$ 140,454	7 %
Rabobank Nederland ACT Fund, 4.29% and 4.82%, respectively	139,180	7	140,454	7
UBS AG ACT Fund, 4,29% and 4.82%, respectively	138,180	7	140,452	7
Westdeutsche Landesbank ACT Fund, 4.82%			140,453	7
Deere & Company Common Stock Fund*	219,812	11	200,695	10
Fidelity Growth Company Fund*	163,580	8	154,106	8
Fidelity Magellan Fund*	231,955	11	224,291	12
Fidelity Spartan U.S. Equity Index Fund*	245,497	12	227,907	12
Fidelity Puritan Fund*	108,022	5		

* Represents a party-in-interest.

During the year ended October 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $58,889 as follows (in thousands):

	Appreciated/ (Depreciated)
Deere & Company Common Stock Fund*	$ (2,932)
Mutual Funds	57,076
Fidelity BrokerageLink Accounts*	3,567
Fidelity Intermediate Bond Commingled Fund*	1,178
	$ 58,889

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 3,677,012 and 3,310,698 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $163 million and approximately $127 million at October 31, 2004 and 2003, respectively. During the year ended October 31, 2004, the Plan recorded dividend income of approximately $3.3 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity, which is the Plan's trustee, recordkeeper and investment manager.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

7. SUBSEQUENT EVENTS

Effective January 1, 2005, the Plan was amended to provide for automatic enrollment of all eligible newly hired employees in the Plan, at a 2% deferral rate.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004

(In thousands with the exception of shares/units)	Shares/ Units	Contract Value
BLENDED INTEREST FUND		
Variable rate bank and investment contracts with:		
AIG Financial Products Co. at 4.29%	139,180,304	$ 141,939
AIG Financial Products Co. Wrapper		(2,759)
		139,180
Morgan Guaranty ACT Fund at 4.29%	139,191,909	141,939
Morgan Guaranty Wrapper		(2,747)
		139,192
Rabobank Nederland ACT Fund at 4.29%	139,180,216	141,939
Rabobank Nederland Wrapper		(2,759)
		139,180
UBS AG ACT Fund at 4.29%	139,179,367	141,939
UBS AG Wrapper		(2,759)
		139,180
Noninterest Bearing Cash		531
Total Blended Interest Fund		$ 557,263

(Continued)

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
DEERE & COMPANY COMMON STOCK*	5,040,398	219,812
FIDELITY INTERMEDIATE BOND COMMINGLED POOL*	3,282,735	34,042
MUTUAL FUNDS:		
FIDELITY INSTITUTIONAL MONEY MARKET FUND*	27,593,654	27,594
FIDELITY ASSET MANAGER FUND*	1,887,677	29,599
FIDELITY ASSET MANAGER: GROWTH FUND*	3,466,415	49,570
FIDELITY ASSET MANAGER: INCOME FUND*	800,017	9,896
FIDELITY EQUITY INCOME FUND*	1,447,948	72,687
FIDELITY FREEDOM 2000*	67,939	816
FIDELITY FREEDOM 2010*	551,016	7,334
FIDELITY FREEDOM 2020*	434,581	5,793
FIDELITY FREEDOM 2030*	360,130	4,786
FIDELITY FREEDOM 2040*	403,318	3,122
FIDELITY FREEDOM 2005*	31,728	334
FIDELITY FREEDOM 2015*	251,816	2,672
FIDELITY FREEDOM 2025*	56,602	604
FIDELITY FREEDOM 2035*	47,498	509
FIDELITY FREEDOM INCOME*	129,325	1,444
FIDELITY GROWTH COMPANY FUND*	3,184,977	163,580
FIDELITY MAGELLAN FUND*	2,357,026	231,955
FIDELITY OTC PORTFOLIO*	2,517,522	79,705

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY OVERSEAS EQUITY FUND*	2,002,706	64,507
FIDELITY PURITAN FUND*	5,922,285	108,022
FIDELITY SMALL CAP INDEPENDENCE FUND*	2,472,497	45,247
FIDELITY SPARTAN U.S. EQUITY INDEX FUND*	6,116,018	245,497
FIDELITY US GOVERNMENT RESERVE POOL*	10,153,777	10,154
TOTAL MUTUAL FUNDS		1,165,427
FIDELLITY BROKERAGE INK ACCOUNTS:		
ABN AMRO VEREDUS AGRESS GROWTH CL N	305	5
ABN AMRO MONTAG AND CALDWELL GROWTH CL N	293	6
ABN AMRO TALON MID CAP CL N	210	5
ACADIAN EMERGING MARKETS PORT INSTL	5,093	94
AEGIS VALUE FUND INC	4,827	87
AL FRANK FUND	95	2
AIM EUROPEAN SMALL COMPANY CLASS C	355	5
ALPINE DYNAMIC BALANCED FUND	901	11
ALPINE US REAL ESTATE EQUITY Y	989	34
ALPINE REALTY INCOME & GROWTH Y	2,185	44
AMERICAN AADVANTAGE SM CAP VAL PLANAHEAD	2,736	51
AMERICAN BALANCED CLASS B	189	3
AMERICAN CENTURY EQUITY INCOME	6,998	56
AMERICAN CENTURY SMALL CAP VALUE	360	4
AMERICAN CENTURY LONG TRM TREASURY	3,879	42
AMERICAN CENTURY GINNIE MAE	8,399	88
AMERICAN CENTURY ULTRA	373	10
AMERICAN CENTURY INT'L GROWTH	7,825	65
AMERICAN CENTURY EMERGING MARKETS	9,715	57
AMERINDO TECHNOLOGY CLASS D	3,844	32
ARIEL FUND	1,110	57
ARIEL APPRECIATION	4,774	214
ARTISAN INTERNAT'L	57,808	1,154
ARTISAN MID CAP	4,514	122
ARTISAN MID CAP VALUE	3,794	60
ARTISAN INTL VALUE FUND	7,324	139

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
ATLANTIC WHITEHALL GROWTH	2,768	41
BARON ASSET	3,319	162
BARON GROWTH	3,541	142
BARON SMALL CAP FUND	5,411	108
BARON I OPPORTUNITY	508	4
BARON FIFTH AVENUE GROWTH FUND	1,053	11
BARON PARTNERS FUND	3,226	48
BERKSHIRE FOCUS FUND	4,389	26
BJURMAN SMALL CAP GROWTH	2,737	32
BJURMAN MICRO CAP GROWTH	4,761	145
BJURMAN ALL CAP GROWTH	1,109	11
BLACKROCK INTERNAT'L SMALL CAP CL C	464	11
WILLIAM BLAIR INT'L GROWTH CLASS N	20,248	400
WILLIAM BLAIRT SMALL CAP GROWTH CLASS N	726	18
BRANDYWINE BLUE	449	11
BRANDYWINE	3,851	94
BRIDGEWAY AGGRESSIVE GROWTH	3,058	148
BRIDGEWAY ULTRA SMAL CO TAX ADVANTAGE	6,502	103
BRIDGEWAY AGGRESSIVE INVESTOR 2	1,297	16
BRIDGEWAY SMALL CAP GROWTH CL N	1,592	16
BUFFALO BALANCED FUND	1,570	15
BUFFALO MID CAP FUND	2,664	31
BUFFALO HIGH YIELD	2,736	31
BUFFALO LARGE CAP	832	14
BUFFALO SMALL CAP GROWTH	4,857	127
BURNHAM FINANCIAL SERVICES CLASS A	290	8
CALAMOS GROWTH CLASS A	249	12
CALAMOS GROWTH FUND CLASS C	236	11
AMERICAN CAPITAL INCOME BUILDER	748	38
AMERICAN CAPITAL INCOME BUILDER CL C	6,531	331
AMERICAN CAPITAL WORLD GRWTH & INCOME	544	17
CAUSEWAY INTERNATIONAL VALUE INVESTOR	1,362	21
CENTURY SMALL CAP SELECT INVESTOR	129	3
ALGER CHINA US GROWTH FUND	2,110	23
CLIPPER	12,097	1,047
COHEN & STEERS REALTY FOCUS CL I	1,486	72
COHEN & STEERS REALTY SHARES INC	1,559	106
COLUMBIA ACORN CLASS Z	4,347	109
COLUMBIA ACORN SELECT CLASS Z	139	3
COLUMBIA SM CAP FUND CL Z	672	12

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
COLUMBIA HIGH YIELD	5,356	47
COLUMBIA REAL ESTATE EQUITY	8,567	228
CREDIT SUISSE WAR PINCUS CAP APPRECATN	1,831	28
CREDIT SUISSE WAR PINCUS JAPAN GROWTH	1,211	6
CREDIT SUISSE WP GLO POST VENTURE CAPITAL	115	2
CREDIT SUISSE GLOBAL POST VENT CAP FD A	2,331	38
DODGE & COX BALANCE	7,783	594
DODGE & COX INTERNATL STOCK FUND	6,460	178
DODGE & COX INCOME	4,148	53
DODGE & COX STOCK	5,336	649
DREYFUS US TREASURY LONG TERM	3,272	52
DREYFUS APPRECIATION FUND	529	19
DREYFUS PREMIER GREATER CHINA CL A	110	2
DREYFUS PREMIER STRATEGIC VALUE CL A	50	1
DREYFUS MIDCAP VALUE FUND	1,869	54
DREYFUS EMERGING MARKETS	1,366	25
DREYFUS NEW LEADERS	14	1
DRIEHAUS EMERGING MARKETS	1,032	23
ECLIPSE BALANCED	420	11
AMERICAN EUROPACIFIC GROWTH CLASS C	3,403	110
EVERGREEN PRECIOUS METALS CL C	313	10
EXCELSIOR EMERGING MARKETS	7,229	57
EXCELSIOR ENERGY & NATURAL RESOURCES	1,047	20
EXCELSIOR VALUE AND RESTRUCTURING	4,723	183
FBR SMALL CAP FINANCIAL CL A	3,148	115
FBR SMALL CAP CLASS A	2,144	81
FPA CRESCENT INSTL	2,122	48
FMI FOCUS FUND	273	9
FAIRHOLME FUND	123	3
FEDERATED KAUFMANN CLASS K	2,018	10
FEDERATED US GOVT SECS 1-3 YR INST SVC	1,700	18
FAM VALUE	99	4
FAM EQUITY INCOME	915	18
FIRST AMERICAN SMALL CAP SELECT CL Y	580	10
FIDELITY INTL GROWTH & INCOME*	4,855	123
FIDELITY CANADA*	181	6
FIDELITY WORLDWIDE*	2,264	38
FIDELITY INTERN'TL SMALL CAP*	10,078	215
FIDELITY NORDIC*	785	19
FIDELITY JAPAN SMALLER COMPANIES*	15,626	181
FIDELITY CHINA REGION*	1,134	18

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY DIVERSIFIED INTERNATIONAL*	69,038	1,800
FIDELITY AGGRESSIVE INTERNATIONAL*	891	14
FIDELITY EUROPE CAPITAL APPRECIATION*	2,228	44
FIDELITY NEW MARKETS INCOME*	25,983	367
FIDELITY LATIN AMERICA*	539	10
FIDELITY SOUTHEAST ASIA*	410	6
FIDELITY EMERGING MARKETS*	1,807	20
FIDELITY JAPAN*	4,217	49
FIDELITY US BOND INDEX*	5,275	59
FIDELITY SPARTAN US EQUITY INDEX*	9,431	379
FIDELITY SPARTAN TOTAL MARKET INDEX*	1,239	38
FIDELITY SPARTAN EXTENDED MARKET INDEX*	2,211	64
FIDELITY SPARTAN INT'L INDEX FUND*	5,201	152
FIDELITY INTER BOND*	2,436	26
FIDELITY SPARTAN 500 INDEX*	2,359	185
FIDELITY SMALL CAP INDEPENDENCE*	648	12
FIDELITY LARGE CAP STOCK*	293	4
FIDELITY SMALL CAP STOCK*	17,320	296
FIDELITY NASDAQ COMPOSITE INDEX*	2,456	67
FIDELITY FLOATING RATE HIGH INCOME*	5,815	58
FIDELITY CAPITAL & INCOME*	17,489	144
FIDELITY CAPITAL APPRECIATION*	8,817	221
FIDELITY ASSET MANAGER*	1,217	19
FIDELITY CONTRAFUND*	5,489	288
FIDELITY UTILITIES*	4,365	55
FIDELITY MID CAP STOCK*	10,527	227
FIDELITY STRUCTURED LARGE CAP VALUE*	4,941	56
FIDELITY STRUCTURED MID CAP VALUE*	159	2
FIDELITY EQUITY INCOME*	188	9
FIDELITY REAL ESTATE INVESTMENT*	5,334	146
FIDELITY EQUITY INCOME II*	1,489	34
FIDELITY CONVERTIBLE SECURITIES*	5,108	104
FIDELITY INDEPENDENCE*	1,869	30
FIDELITY STRATEGIC DIVIDEND & INCOME*	734	8
FIDELITY INVESTMENT GRADE*	1,780	14
FIDELITY SHORT TERM BOND*	11,583	105
FIDELITY HIGH INCOME*	6,174	56
FIDELITY INFLATION PROTECTED BOND*	27,320	314
FIDELITY FOCUSED HIGH INCOME FUND*	1,248	13
FIDELITY FUND*	2,845	80
FIDELITY FIFTY*	4,209	80

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY CONTRAFUND II*	1,421	15
FIDELITY GROWH & INCOME II*	1,603	15
FIDELITY GINNIE MAE*	2,833	32
FIDELITY MORTGAGE SECURITIES*	2,513	29
FIDELITY ULTRA-SHORT BOND*	1,001	10
FIDELITY TOTAL BOND*	238	3
FIDELITY FREEDOM 2000*	693	9
FIDELITY MAGELLAN*	429	42
FIDELITY GROWTH COMPANY*	13,441	690
FIDELITY AGGRESSIVE GROWTH*	3,104	48
FIDELITY FOUR-IN-ONE INDEX*	1,133	27
FIDELITY OVERSEAS*	998	32
FIDELITY PACIFIC BASIN*	542	10
FIDELITY EUROPE*	501	15
FIDELITY PURITAN*	4,456	81
FIDELITY BALANCED*	17,088	286
FIDELITY LOW PRICED STOCK*	47,519	1,725
FIDELITY VALUE DISCOVERY*	264	3
FIDELITY STRATEGIC INCOME*	23,472	251
FIDELITY OTC PORT*	3,802	120
FIDELITY GROWTH & INCOME*	2,984	108
FIDELITY BLUE CHIP GROWTH*	4,720	186
FIDELITY DIVIDEND GROWTH*	94,842	2,544
FIDELITY INTERNAT'L REAL ESTATE FUND*	1,250	13
FIDELITY BLUE CHIP VALUE*	429	5
FIDELITY REAL ESTATE INCOME*	4,195	49
FIDELITY LEVERAGED COMPANY STOCK*	12,468	255
FIDELITY SELECT ENERGY*	5,700	178
FIDELITY SELECT TECHNOLOGY*	16,716	920
FIDELITY SELECT HEALTH CARE*	2,212	260
FIDELITY SELECT PHARMACEUTICAL*	338	3
FIDELITY SELECT WIRELESS PORTFOLIOS*	15,166	83
FIDELITY SELECT NWK & INFRASTRUCTURE*	86,784	181
FIDELITY SELECT MEDICAL EQUIP & SYSTEM*	8,005	171
FIDELITY SELECT BUS SVC & OUTSOURCING*	3,956	59
FIDELITY SELECT NATURAL RESOURCES*	647	11
FIDELITY SELECT UTILITIES GROWTH*	877	34
FIDELITY SELECT NATURAL GAS*	4,688	132
FIDELITY SELECT INDUSTRIAL EQUIPMENT*	845	21
FIDELITY SELECT INSURANCE*	357	20
FIDELITY SELECT CONSUMER INDUSTRIES*	129	3

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY SELECT DEVELOP COMMUNICATNS*	7,049	123
FIDELITY SELECT TRANSPORT*	792	31
FIDELITY SELECT INDUSTRIAL MATERIALS*	239	9
FIDELITY SELECT FINANCIAL SVCS*	989	115
FIDELITY SELECT CONSTRUCTION & HOUSING*	72	3
FIDELITY SELECT BANKING PORTFOLIO*	1,862	77
FIDELITY SELECT MEDICAL DELIVERY*	878	31
FIDELITY SELECT MULTIMEDIA*	130	6
FIDELITY SELECT LEISURE*	997	72
FIDELITY SELECT HOME FINANCE*	498	33
FIDELITY SELECT RETAILING*	641	31
FIDELITY SELECT ENERGY SERVICE*	2,003	81
FIDELITY SELECT BIOTECHNOLOGY*	10,393	554
FIDELITY SELECT GOLD*	8,332	228
FIDELITY SELECT DEFENSE & AEROSPACE*	2,100	126
FIDELITY SELECT SOFTWARE & COMPUTER*	1,362	66
FIDELITY SELECT TELECOM*	2,065	71
FIDELITY SELECT FOOD & AGRICULTURE*	16	1
FIDELITY SELECT BROKERAGE & INVS MGT*	1,870	93
FIDELITY SELECT ELECTRONICS*	25,064	881
FIDELITY SELECT COMPUTERS*	3,240	104
FIDELITY SELECT CHEMICALS*	59	4
FIDELITY VALUE STRATEGIES*	75	2
FIDELITY EXPORT & MULTINATIONAL*	1,255	23
FIDELITY VALUE*	2,879	198
FIDELITY SPARTAN US GOVT MONEY MKT*	30,018	30
FIDELITY CASH RESERVES*	2,887,988	2,888
FIDELITY SELECT MONEY MARKET*	12,010	12
FIRST EAGLE SOGEN OVERSEAS CLASS I	3,166	64
FIRST EAGLE SOGEN GLOBAL CLASS A	297	11
FIRST EAGLE SOGEN GLOBAL CLASS C	313	11
FIRST EAGLE FUND OF AMERICA CLASS Y	2,898	75
FIRSTHAND TECHNOLOGY VALUE	8,071	208
FIRSTHAND TECHNOLOGY LEADERS	1,760	28
FIRSTHAND TECHNOLOGY INNOVATOR	47	0
FIRSTHAND E-COMMERCE	1,602	5
FIRSTHAND GLOBAL TECHNOLOGY	2,431	9
FORWARD SIERRA CLUB BALANCED FUND	277	3
FRANKLIN TEMPLETON HARD CURRENCY A	257	3
FRANKLIN MICROCAP VALUE CLASS A	434	15
FREMONT BOND FUND	165	2

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
GE US EQUITY CLASS A	552	15
GABELLI GOLD	1,272	21
GABELLI SMALL CAP GROWTH	4,841	129
GABELLI EQUITY INCOME FUND	5,805	98
GABELLI GLOBAL TELECOMMUNICATIONS	372	6
GABELLI GLOBAL GROWTH FUND	399	7
GABELLI ASSET SHARES	2,658	101
GABELLI GROWTH	21,240	517
GS INTERNET TOLLKEEPER CLASS A	118	1
GREENSPRING FUND	2,237	45
GROWTH FUND OF AMERICA-CLASS A	2,105	54
AMERICAN GROWTH FD OF AMERICA CL B	39	1
AMERICAN GROWTH FUND OF AMERICA CLASS C	520	13
GUINNESS ATKINSON CHINA & HONG KONG	2,722	48
HALLMARK SMALL-CAP GROWTH CLASS R	1,274	42
HARBOR BOND	8,609	105
HARBOR INTERNATIONAL	115	5
HARBOR CAPITAL APPRECIATION	2,285	61
OAKMARK FUND	2,948	116
OAKMARK INTERNAT'L	6,144	120
OAKMARK EQUITY & INCOME FD	12,839	299
OAKMARK INTERNAT'L SMALL CAP	3,782	71
OAKMARK SELECT	7,092	222
OAKMARK GLOBAL FUND I	4,002	81
HEARTLAND VALUE PLUS	1,107	28
HEARTLAND SELECT VALUE	3,735	79
HEARTLAND VALUE	4,154	201
HENNESSY CORNERSTONE GROWTH	495	10
HENLOPEN	2,022	55
HOTCHKIS & WILEY MID CAP VALUE CL A	934	24
HOTCHKIS & WILEY MID CAP VALUE CL I	1,253	32
HUSSMAN STRATEGIC GROWTH	3,867	60
ICM/ISABELLE SMALL CAP VALUE INVESTOR	148	2
ICON ENERGY	3,416	75
ICON HEALTHCARE	150	2
ICON TELECOMM AND UTILITIES	1,902	13
IPS MILLENNIUM FUND	102	3
INCOME FUND OF AMERICA	2,093	37
INTERMEDIATE BOND OF AMERICA	138	2

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
THE INTERNET FUND	1,872	43
INVESCO FINANCIAL SERVICES	2,415	72
INVESCO TECHNOLOGY CLASS II	1,081	25
INVESCO LEISURE	1,081	46
INVESCO DYNAMICS	1,660	25
INVESTMENT COMPANY OF AMERICA CLASS A	2,002	59
AMERICAN INVESTMENT CO OF AMERICA CL C	7,167	209
JACOB INTERNET	3,910	7
JANUS ADVISOR SMALL CAP VALUE	1,129	15
JANUS ADVISOR US VALUE INVESTORS	522	11
JANUS FUND	1,533	35
JANUS GROWTH AND INCOME	6,008	176
JANUS WORLDWIDE	2,788	106
JANUS TWENTY	2,565	102
JANUS VENTURE	168	9
JANUS SMALL CAP VALUE INVST SHS	1,498	49
JANUS MID CAP VALUE INVST SHS	6,276	139
JANUS ORION FUND	2,672	17
JANUS STRATEGIC VALUE FUND	2,280	27
JANUS GLOBAL TECHNOLOGY	6,733	65
JANUS GLOBAL LIFE SCIENCES	1,833	29
JANUS CORE EQUITY FUND	1,155	22
JANUS OLYMPUS	2,596	68
JANUS HIGH YIELD BOND	161,487	1,592
JANUS ENTERPRISE	1,431	48
JANUS OVERSEAS	8,466	183
JANUS MERCURY	43,377	845
JANUS BALANCED	2,805	57
JAPAN FUND CLASS S	1,346	13
JENNISON NATURAL RESOURCES CL C	829	21
JENSEN PORTFOLIO, INC.	2,689	62
JULIUS BAER INT'L EQUITY	830	24
JUNDT EMERGING GROWTH CL C	770	9
LEUTHOLD CORE INVESTMENT CL A	169	3
LONGLEAF PARTNERS	6,967	210
LOOMIS SAYLES AGGRESSIVE GRWTH RET	1,852	29
LOOMIS SAYLES BOND RETAIL SHARES	4,370	60
LOOMIS SAYLES BOND INSTL	5,025	69
LORD ABBETT AFFILIATED CLASS C	11,127	155
MFS UTILITIES CLASS C	1,263	13
MANAGERS FIXED INCOME CL Y	75	1

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
MANAGERS SPECIAL EQUITY	850	68
MANAGERS BOND	2,045	50
MANAGERS EMERGING MARKETS EQUITY	111	2
MARSHALL MID CAP VALUE	704	10
MARSICO FOCUS	11,895	175
MARSICO GROWTH AND INCOME	213	3
MARSICO INTERNAT'L OPPORTUNITIES	229	3
MASTERS SELECT EQUITY	402	6
MASTERS SELECT INTERNATIONAL	415	6
MASTERS SELECT SMALLER CO FUND	445	6
MATTHEWS ASIAN GROWTH & INCOME FUND	1,719	26
MATTHEWS CHINA FUND	1,490	21
MATTHEWS ASIA PACIFIC FUND	1,045	12
MERGER FUND	203	3
MERIDIAN FUND	1,390	48
MERIDIAN VALUE FUND	2,511	99
METROPOLITAN WEST STRAT INC FD CL M	721	8
MIDAS FUND	10,309	22
MUNDER NET NET CLASS A	979	16
NATIONS INTERNATL VALUE PRIMARY A	918	20
NEEDHAM GROWTH FUND	9,203	258
NEUBERGER BERMAN HIGH INCOME BOND	3,890	37
NEUBERGER BERMAN GENESIS TRUST CLASS	330	13
NEUBERGER BERMAN PARTNERS TRUST CLASS	288	5
NEUBERGER BERMAN INT'L TRUST CLASS	3,019	54
NEUBERGER BERMAN REGENCY TRUST CLASS	3,734	50
NEUBERGER BERMAN MANHATTAN INVESTOR	476	3
NEUBERGER BERMAN FASCIANO INV CL	2,761	113
NEW PERSPECTIVE CLASS A	471	12
WISDOM FUND INVESTOR SHARES	206	3
NORTHEAST INVESTORS GROWTH FD INC	2,923	45
NORTHERN SELECT EQUITY	1,689	29
WHITE OAK GROWTH STOCK	7,358	231
PIN OAK AGGRESSIVE STOCK	1,679	32
RED OAK TECHNOLOGY SELECT	16,013	101
OLSTEIN FINANCIAL ALERT FUND CLASS C	2,950	48
OPPENHEIMER GOLD & SPEC MINERALS CL C	118	2
OPPENHEIMER GLOBAL GROWTH & INCOME CL C	432	12
OPPENHEIMER GROWTH CL C	371	9
OPPENHEIMER DEVELOPING MKTS CL C	232	5
PBHG LARGE CAP GROWTH	40,274	777

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
PBHG SELECT EQUITY	475	10
PBHG CLIPPER FOCUS	7,901	127
PBHG FOCUSED VALUE	1,189	21
PBHG TECHNOLOGY & COMMUNICATION	1,021	11
PBHG SMALL CAP VALUE	929	18
PBHG STRATEGIC SMALL COMPANY	2,922	38
PBHG MID CAP VALUE	1,177	22
PBHG LARGE CAP VALUE	91,256	1,087
PBHG LARGE CAP 20	3,276	48
PIMCO SMALL CAP VALUE INSTITUTIONAL	743	21
PIMCO VALUE CLASS D	3,567	60
PIMCO RENAISSANCE CLASS D	879	21
PIMCO RENAISSANCE CLASS C	298	7
PIMCO FOREIGN BOND CLASS D	160,986	1,705
PIMCO TOTAL RETURN CLASS D	1,511	17
PIMCO REAL RETURN CLASS D	20,302	238
PIMCO HIGH YIELD CLASS D	2,181	22
PIMCO LOW DURATION CLASS D	12,857	132
PARNASSUS EQUITY INCOME PORTFOLIO	113	3
PAX WORLD BALANCED FUND	854	19
DREYFUS MIDCAP INDEX FUND	1,838	45
PIMCO RCM BIOTECHNOLOGY CL D	454	11
PIMCO RCM GLOBAL HEALTHCARE CLASS D	3,593	72
PIMCO RCM GLOBAL TECHNOLOGY CLASS D	222	7
PIMCO RCM GLOBAL TECHNOLOGY INSTL	294	10
PIMCO REAL ESTATE REAL RETURN CL D	576	7
PIMCO GNMA FUND CLASS D	903	10
PIMCO INTERNATIONAL STOCK PLUS TR CL D	235	3
PIMCO STOCK PLUS TOTAL RETURN FD CL D	776	10
PIMCO COMMODITY REAL RETURN CL D	795	13
PIMCO EMERGING MKTS BOND CLASS D	249	3
PIONEER PAPP SMALL & MID CAP GROWTH CL A	725	18
T ROWE PRICE GROWTH STOCK	1,175	29
ULTRA DOW 30 PRO FUND INVESTOR	366	10
RISING RATES OPPTY PRO FUND INVESTOR	180	4
BANKS ULTRA SECTOR PRO FUND INVESTOR	298	11
ENERGY ULTRA SECTOR PRO FD INVESTOR	2,903	63
WIRELESS COMM ULTRA SECTOR PRO FD INVSTR	1,852	29
PRECIOUS METALS ULTRA SEC PRO INVST	80	3
SEMICONDUCTOR ULTRA SECTOR PRO FD INVSTR	299	5
REAL ESTATE ULTRA SECTOR PRO FD INVSTR	1,689	54

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
ULTRA SMALL CAP PRO FUND INVESTOR SHS	598	12
ULTRA BULL PRO FUND INVESTORS SHARES	1,056	51
ULTRASHORT OTC PRO FUND INVESTOR SHS	3,010	57
ULTRA OTC PRO FUND INVESTORS SHARES	3,459	74
ULTRA BEAR PRO FUND INVESTORS SHARES	314	7
BEAR PRO FUND INVESTORS SHARES	48	2
PRUDENT SAFE HARBOR	1,147	15
PRUDENT BEAR FDS INC	2,428	14
BOSTON PARTNERS SMALL CAP VALUE 11	11,449	264
RS EMERGING GROWTH	3,610	104
RS VALUE PLUS AND GROWTH	614	11
THE CONTRARIAN FUND	3,935	76
RS PARTNERS	1,574	51
RS GLOBAL NATURAL RESOURCES	966	23
RS DIVERSIFIED GROWTH	3,480	71
RANIER CORE EQUITY	1,111	25
RANIER SMALL MID CAP EQUITY	365	10
ROCKLAND SMALL CAP GROWTH FUND	44,923	679
T ROWE PRICE CAP APPRECIATION	5,994	113
T ROWE PRICE BLUE CHIP GROWTH INC	736	21
T ROWE PRICE MID CAP GROWTH	2,063	96
T ROWE PRICE INTL DISCOVERY FUND	567	17
T ROWE PRICE EUROPEAN STOCK	576	11
T ROWE PRICE INT'L JAPAN	3,195	25
T ROWE PRICE LATIN AMERICA FUND	963	13
T ROWE PRICE SCIENCE & TECHNOLOGY	2,253	40
T ROWE PRICE MID CAP VALUE	79	2
T ROWE PRICE SMALL CAP STOCK	556	17
ROYCE TECHNOLOGY VALUE INVESTMENT CL	290	2
ROYCE PREMIER FUND	7,795	115
ROYCE MICRO CAP INVESTMENT CLASS	8,024	126
ROYCE VALUE FUND	1,517	12
ROYCE SPECIAL EQUITY	1,044	20
ROYCE LOW PRICED STOCK FUND	78,756	1,154
ROYCE OPPORTUNITY FUND	6,247	78
ROYCE PENNSYLVANIA MUTUAL INVST CLASS	1,149	11
ROYCE TOTAL RETURN FUND	16,890	193
RYDEX NOVA INVESTOR CLASS	3,972	96
RYDEX PRECIOUS METALS INVESTOR CL	286	12
RYDEX JUNO CLASS C	1,156	21
RYDEX VENTURE 100	239	6

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
RYDEX URSA INVESTOR CLASS	240	2
RYDEX VELOCITY 100	1,431	28
RYDEX TITAN 500	450	15
RYDEX LARGE CAP EUROPE INVESTOR	884	14
RYDEX ARKTOS INVESTOR CLASS	5,041	123
RYDEX OTC INVESTOR CLASS	24,787	247
RYDEX JUNO FUND	527	10
RYDEX FINANCIAL SERVICES INVESTOR CL	1,674	19
RYDEX ENERGY SVCS INVESTOR CLASS	876	22
RYDEX ELECTRONICS INV CLASS	19	0
RYDEX CONSUMER PRODUCTS INVESTOR CL	215	6
RYDEX BIOTECHNOLOGY INV CLASS	1,872	34
SSGA EMERGING MARKETS	390	5
SARATOGA HEALTH & BIOTECH PORT CL A	301	4
SCHRODER US SMALL CO INVESTOR CLASS	556	11
AVE MARIA CATHOLIC VALUES	8,777	124
AVE MARIA GROWTH	2,912	40
AVE MARIA BOND CLASS R	9,964	103
SCUDDER EQUITY 500 INDEX INVESTMENT	96	12
SCUDDER GREATER EUROPE GROWTH CL S	904	22
SCUDDER US GOVERNMENT CLASS A	60	1
SELECTED AMERICAN SHARES	3,483	121
SIT DEVELOPING MARKETS GROWTH	37,122	401
SKYLINE SPECIAL EQUITIES	583	17
SOUND SHORE FD INC	3,722	131
SPECTRA FUND CLASS N	1,189	7
STATE ST RESEARCH AURORA CLASS C	270	10
STRONG HIGH YIELD BOND	81,163	638
STRONG GROWTH	183	3
STRONG DOW 30 VALUE	2,213	27
STRONG MID CAP DISCIPLINED	3,686	79
STRONG GROWTH & INCOME	134	3
STRONG GOVERNMENT SECURITIES	63,191	691
STRONG OPPORTUNITY	1,261	54
TCW GALILEO INCOME + GROWTH CL N	5,487	58
TCW / GALILEO VAL OPPORTUNITY CLASS N	651	13
TCW GALILEO SELECT EQUITIES CLASS N	1,489	26
TCW GALILEO VALUE OPPORT CLASS I	2,167	45
PRUDENTIAL TARGET LARGE CAP VALUE CL Z	745	11
PRUDENTIAL TARGET LARGE CAP GROWTH Z	708	10
PRUDENTIAL TARGET SMALL CAP VALUE CL Z	1,072	22

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
TEMPLETON FOREIGN SMALLER COMPANIES A	1,265	25
TEMPLETON FOREIGN ADVISOR CLASS	4,059	45
THIRD AVENUE VALUE	4,999	241
THIRD AVENUE SMALL CAP VALUE	9,010	189
THIRD AVENUE REAL ESTATE VALUE	10,308	263
THIRD AVENUE INTL VALUE	3,190	55
THOMPSON PLUMB GROWTH FUND	5,735	259
THORNBURG GLOBAL VALUE CLASS C	621	11
THORNBURG VALUE CLASS C	378	11
THORNBURG VALUE CLASS A	728	21
TOCQUEVILLE GOLD FUND	2,681	93
TRANSAMERICA PREMIER AGGRESSIVE GROWTH	457	7
TURNER MIDCAP GROWTH	104	2
TWEEDY BROWN GLOBAL VALUE FUND	6,319	139
US GLOBAL REGION EAST EUROPEAN	2,335	66
UNDISCOVERED MGRS REIT INSTL	482	11
AMERIPRIME CORBIN SMALL CAP VALUE	542	4
US WORLD GOLD	610	10
US GLOBAL CHINA REGION OPPORTUNITY	1,133	7
US GOLD SHARES	241	2
SCUDDER LARGE COMPANY VALUE CL S	1,575	38
VALUE LINE EMERGING OPPORTUNITY	166	4
VALUE LINE SPECIAL SITUATION INC	568	13
VAN KAMPEN AGGRESS GROWTH CLASS C	695	8
VAN KAMPEN EQUITY INCOME CLASS C	1,079	9
VAN WAGONER EMERGING GROWTH FUND	4,968	24
VAN WAGONER GROWTH OPPORTUNITIES FUND	9,431	102
VANGUARD ENERGY	266	10
VANGUARD REIT INDEX FUND	2,009	35
VANGUARD INT'L GROWTH PORTFOLIO	8,952	154
VANGUARD EQUITY INCOME	185	4
VANGUARD MORGAN GROWTH	996	15
VANGUARD BALANCED INDEX	871	16
VANGUARD WELLINGTON FUND	345	10
VANGUARD PRIMECAP	47	3
VANGUARD PRIMECAP ADMIRAL	78	5
VANGUARD BOND INDEX TOTAL MARKET	8,549	88
VANGUARD/WELLESLEY INCOME	9	0
VANGUARD INTERNATL VALUE PORTFOLIO	1,305	37
VANGUARD SELECTED VALUE FUND	3,598	60
VANGUARD MID-CAP GROWTH FUND	461	7

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
VANGUARD WINDSOR II	185	5
VANGUARD TARGET RET 2025 FD INVESTOR CL	521	6
VANGUARD US VALUE	2,006	26
VANGUARD FIXED INC HIGH YIELD CORP	15,066	97
VANGUARD GNMA	5,233	55
VANGUARD SHORT TERM CORPORATE	3,784	41
VANGUARD INFLATION PROTECTED SECS	818	10
VANGUARD STRATEGIC EQUITY	1,824	37
VANGUARD CAPITAL OPPORTUNITY ADMIRAL	57	4
VANGUARD PACIFIC STOCK INDEX	1,446	12
VANGUARD INDEX TRUST S&P 500 PORT	1,435	150
VANGUARD TOTAL STOCK MARKET	4,950	132
VANGUARD VALUE INDEX	611	12
VANGUARD GROWTH INDEX	3,278	81
VANGUARD TOTAL STOCK MARKET INDEX ADMIRAL	559	15
VANGUARD SMALL CAP VALUE INDEX	5,064	65
CRM MID-CAP VALUE FD-INSTITUTIONAL	84	2
CRM MID CAP VALUE INVESTOR SHARES	345	8
CRM SMALL CAP VALUE	563	15
WASATCH SMALL CAP GROWTH	3,269	115
WASATCH CORE GROWTH	2,933	113
WASATCH HOISINGTON US TREASURY	955	13
WASATCH ULTRA GROWTH	1,604	38
WASATCH SMALL CAP VALUE	56,351	272
WASATCH GLOBAL TECHNOLOGY	1,033	11
WASATCH INTERNATIONAL GROWTH	2,417	36
WASHINGTON MUTUAL INVESTORS CLASS A	806	24
WEITZ PARTNERS VALUE	6,149	140
WEITZ VALUE	13,687	499
WEITZ FIXED INCOME FUND	2,666	31
WEITZ HICKORY	607	18
WELLS FARGO C&B MID CAP VALUE FD CL D	542	10
WELLS FARGO C&B LARGE CAP VALUE D	1,199	10
WELLS FARGO MONTGOMY EMERG MKTS FOCS CLI	444	9
WESTCORE INTERNAT'L FRONTIER	483	5
WESTCORE PLUS BOND FUND	4,630	50
WESTCORE FLEXIBLE INCOME FUND	6,882	70
MUHLENKAMP FUND	9,119	629
WILSHIRE TARGET LARGE CO GROWTH INVS	635	18
WIRELESS	7,021	24
GENOMICSFUND.COM	3,337	9

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2004 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
YACKTMAN FUND	4,969	76
NON-INTEREST BEARING CASH	86,055	86
TOTAL FIDELITY BROKERAGELINK ACCOUNTS		56,169
LOANS TO PARTICIPANTS (at interest rates of 5.75% to 10.65%, maturing November 2004 through November 2014)*		20,261
TOTAL INVESTMENTS		$ 2,052,974

*Represents a party-in-interest to the Plan.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: 
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: 23 February 2005

EXHIBIT 23

Deloitte.

Deloitte & Touche LLP
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Tel: +1 312 946 3000
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statements No. 2-90384, 33-49742, 33-55549, and 333-62665 of Deere & Company on Form S-8 of our report dated February 22, 2005, relating to the John Deere Savings and Investment Plan, appearing in this Annual Report on Form 11-K of Deere & Company for the year ended October 31, 2004.

Deloitte & Touche LLP

February 22, 2005